Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.drinkerbiddle.com

January 4, 2019

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Rossotto

Re:       Cliffwater Corporate Lending Fund, File Nos.: 333-224044;

811-23333 (the “Fund” or “Registrant”)

Dear Ms. Rossotto:

The following responds to the comments you provided orally on December 11, 2018 in connection with your review of the pre-effective amendment to the Fund’s registration statement (the “Registration Statement”) filed on September 28, 2018 on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

General Comments

1.	Comment: We note that the Fund has received a notice regarding its exemptive application to permit the Fund to issue multiple classes of shares and to impose asset-based distribution and/or service fees, early withdrawal charges (“EWCs”) and early repurchase fees (“Multi-Class Relief”). Please confirm whether the Fund intends to seek effectiveness for the Fund’s registration statement prior to receiving an exemptive order for Multi-Class Relief.

Response: The Registrant confirms that it intends to obtain an exemptive order for Multi-Class Relief prior to effectiveness for the Fund’s registration.

2.	Comment: Depending on the Registrant’s response to comment 1, please revise the disclosure in relation to the Multi-Class Relief throughout the Prospectus and Statement of Additional Information. For example, please update the following disclosure: “The Fund has applied for and expects to receive an exemptive order from the SEC with respect to the Fund’s multi-class structure.”

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Response: The Registrant will revise the disclosure to be consistent with its response to Comment 1.

3.	Comment: Please review the disclosure and consider clarifying, as necessary, that the engagement of a Sub-Adviser to the Fund is subject to approval by a vote of holders of majority of the Fund’s outstanding shares.

Response: The Registrant has reviewed and will amend the disclosure in response to the Staff’s comment.

Prospectus

Cover Page

4.	Comment: In the third full paragraph on the cover page, please consider including more specific details regarding the Fund’s fundamental policy to make quarterly repurchase offers (i.e., “not less than 5% nor more than 25% of the Fund’s outstanding shares,” oversubscription terms).

Response: The Registrant will make the following revisions to the disclosure (revisions in bold):

The Fund is a closed-end investment company operating as an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class NAV, of not less than 5% nor more than 25% of the Fund’s outstanding Shares on the repurchase request deadline. If the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund (see “Repurchase Offers” beginning on page 10 and “REPURCHASE OFFERS; LIMITED LIQUIDITY” beginning on page 18).

5.	Comment: In the third full paragraph on the cover page, please include a cross-reference to the risk factor “REPURCHASE OFFERS; LIMITED LIQUIDITY” under Principal Risk Factors.

Response: The Registrant will revise the disclosure as requested.

6.	Comment: Please include the following disclosure as an additional bullet point on the cover page: “All or a portion of an annual distribution may consist solely of a return of capital (i.e., from your original investment) and not a return of net investment income.”

Response: The Registrant will revise the disclosure as requested.

Fund Summary

7.	Comment: Please consider revising the third sentence in the first full paragraph on page 4 under Investment Objectives and Strategies to remove the word “concentrated” from the disclosure. The Staff suggests revising the sentence to replace “concentrated” with “focused.”

Response: The Registrant will revise the disclosure as suggested.

8.	Comment: Please review the second full paragraph on page 5 and revise the disclosure in plain English.

Response: The Registrant has reviewed and will amend the disclosure in response to the Staff’s comment.

9.	Comment: Please review and consider revising the fifth sentence of the third full paragraph on page 5 to clarify the intended meaning. Consider revising the disclosure in plain English.

Response: The Registrant will revise the disclosure to read as follows:

The Fund may leverage its investments by “borrowing,” including borrowings through one or more special purpose vehicles (“SPVs”) that are wholly-owned subsidiaries of the Fund. Certain Fund investments may be held by these SPVs.

Fund Fees and Expenses

10.	Comment: Please clarify in the disclosure in footnote 6 on page 11 whether the Fund’s sub-advisers are expected to be parties to the Fund’s expense limitation and reimbursement arrangement.

Response: The Registrant will revise the disclosure as requested.

11.	Comment: Please file the Expense Limitation and Reimbursement Agreement as an exhibit to the Registrant’s next amendment to its registration statement.

Response: The Registrant will file the Expense Limitation and Reimbursement Agreement as an exhibit to its registration statement.

Principal Risk Factors

12.	Comment: Please confirm whether the Fund intends to seek co-investment exemptive relief as described in the risk factor “Failure to Obtain Co-Investment Exemptive Relief” on page 35. Please revise the disclosure accordingly.

Response: The Registrant confirms that it intends to obtain an exemptive order for relief to make co-investments with affiliates.

Statement of Additional Information

Fundamental Policies

13.	Comment: Please remove the following from the first sentence of the paragraph entitled “Concentration” on page 3: “…or tax-exempt obligations of state or municipal governments and their political subdivisions.”

Response: The Registrant will revise the disclosure as requested.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1109 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Benjamin McCulloch
Benjamin McCulloch

cc:	Jonathan Rogal, Esq.

Joshua B. Deringer, Esq.

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